OMB Number: 3235-0411 Expires: August 31, 2003 Estimated average burden hours per response. . . . . .1.0 OMB APPROVAL SEC 2306 (2-01)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

A. Name of issuer or person filing ("Filer"):	Prudential Public Limited Company

B. This is (select one):	☐ an original filing for the Filer	☒ an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant	Prudential Public Limited Company

Form type	Form F-3

File Number (if known)	333-103500

Filed by	Prudential Public Limited Company

Date Filed (if filed concurrently, so indicate)	February 27, 2003, as amended April 17, 2003

D. The Filer is incorporated or organized under the laws of       England and Wales       and has its principal place of business at       Laurence Pountney Hill, London, England EC4R 0HH (tel: +44 20 7220 7588)      .

E. The Filer designates and appoints       Jackson National Life Insurance Company       ("Agent") located at       1 Corporate Way, Lansing, Michigan 48951 (tel: (517) 887-5049)       as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

  (a) any investigation or administrative proceeding conducted by the Commission, and

  (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on February 27, 2003, as amended from time to time or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer's last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G. Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of     London     Country of     England

this     seventeenth     day of     April 2003     A.D.

Filer: Prudential Public Limited Company	By (Signature and Title): /s/ Peter Maynard, Group Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

      Jackson National Life Insurance Company

      Thomas J. Meyer, Senior Vice President, General Counsel & Secretary, Jackson National Life

      April 17, 2003